PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66979

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cobalt Capital Inc

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 International Parkway, Ste 270
(No. and Street)

Lake Mary	FL	32746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pam Ohab	407-740-7311	pam@ohabco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Ste 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

May 5, 2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin Schick _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cobalt Capital Inc _____, as of April 12 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARIELY ACOSTA
MY COMMISSION # HH 112342
EXPIRES: July 23, 2025
Bonded Thru Notary Public Underwriters

Signature: B-ﾉ（ﾉﾉ

Title:
President

Mauely Acosta
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COBALT CAPITAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2022

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Cobalt Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cobalt Capital. Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

April 14, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC


COBALT CAPITAL, INC.

**STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022**

ASSETS


Cash	$	181,436
Accounts Receivable		40,924
Right of use asset		67,800
Prepaid expenses and deposits		37,275
Total assets	$	**327,435**


LIABILITIES AND SHAREHOLDER'S EQUITY


LIABILITIES:

Accounts payable and accrued expenses	$	19,761
Present value of vested benefits in retirement plan, net		43,800
Commissions payable		22,624
Accrued compensation		24,271
Deferred revenue		13,948
Lease liability		67,800
Total liabilities		192,204

SHAREHOLDER'S EQUITY

Common stock, $1 par value; 10,000 shares authorized,		
200 shares issued and outstanding		200
Additional paid-in-capital		32,752
Accumulated other comprehensive loss		(43,800)
Retained earnings		146,079
Total shareholder's equity		135,231
Total liabilities and shareholder's equity	$	**327,435**


The accompanying notes are an integral part of this statement.


NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Cobalt Capital, Inc. (the "Company") is a Florida corporation incorporated on March 18, 2005. The Company operates as a limited broker-dealer managing the distribution and marketing of real estate units of direct participation programs. The Company also operates as the managing broker-dealer which functions as the "distributor" or "wholesaler" broker-dealer and engages other broker-dealers to make its programs available for retail distribution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Revenue Recognition

Revenue from contracts with customers includes commissions from private placements and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes commissions from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the company.

The Company provides services to certain issuers during the course of private placement offerings pursuant to services agreements for which the Company receives fees. These services can include back-office support, customer due diligence and other compliance related services. The Company recognizes such service fees over time as the related performance obligations are simultaneously provided to and consumed by the customer.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered to be necessary.

Cash

The Company maintains its bank accounts in high credit quality financial institutions. At times, balances may exceed federally insured limits.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and Promotion

Advertising and promotion costs are expensed as incurred. The Company incurred $27,263 in advertising and promotion expenses for the year ended December 31, 2022.

Income taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2019. The Company did not have unrecognized tax benefits as of December 31, 2022, and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense. As of December 31, 2022, the company had no accrued interest or penalties related to uncertain tax positions.

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2022, the Company had net capital of $79,647, which was $71,353 in excess of its required net capital of $8,294. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.56 to 1.00. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3: LEASES

The Company determines if an arrangement is a lease at inception of the contract. Lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in lease liabilities in the statement of financial condition. A ROU asset represents the Company's right to use an underlying asset for the lease term while the related lease liability represents obligations to make future lease payments arising from the lease. A ROU asset and related lease liability are recognized at the lease commencement date, based on the present value of lease payments over the lease term. The Company uses an incremental borrowing rate based upon what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of remeasured lease liability (present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease expense is recognized on a straight-line basis over the lease term.

NOTE 3: LEASES (Continued)

The Company leases office space under a non-cancelable operating lease expiring in September 2024. Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year	Amount
2023	$ 39,807
2024	30,523
Total	70,330
Less imputed interest	(2,530)
Total lease liability	$ 67,800

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with this lease was approximately $42,068 for the year ended December 31, 2022.

NOTE 4: CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2022.

NOTE 5: SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued.

NOTE 6: RETIREMENT PLANS

The Company has a cash balance retirement plan which was adopted in January 2014. The gain or loss pertaining to the change in the fair value of plan assets and present value of vested benefits is reflected in other comprehensive income or loss within the accompanying statement of operations.

The plan's funded status at December 31, 2022, is as follows:

Assets at fair value	$ 492,121
Benefit obligation to fund	43,800
Vested benefit	$ 535,921

NOTE 6: RETIREMENT PLANS (Continued)

The fair value of plan assets includes $56,000 of employer contributions to the cash balance retirement plan in 2022. The unit credit funding method was used as prescribed by the Pension Protection Act. This method sets the funding target equal to the present value of accrued benefits and sets the normal cost equal to the present value of the benefit accrued in the current year. The cash balance projected interest crediting rate is 3%.

The plan does not expect to pay any benefits during the next five fiscal years.

The Company has also adopted a 401K plan. The employer contribution expense related to the 401K plan for 2022 was $14,721 which has been included in commissions, compensation and benefits in the accompanying statement of operations.

NOTE 7: FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2: inputs (other than quoted prices) that are observable for the asset or liability either directly or indirectly.

Level 3: unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for the retirement plan assets measured at fair value as of December 31, 2022.

	Fair Value Measurements 12/31/2022	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Cash	$ 10,831	$ 10,831	$ -	$ -
Common stock, publicly traded	185,766	185,766	-	-
Exchange traded funds	288,188	288,188	-	-
Mutual funds, equities	7,336		7,336	-
	$ 492,121	$ 484,785	$ 7,336	$ -

NOTE 8: CUSTOMER CONCENTRATIONS

During 2022, the Company had one customer that accounted for approximately 91% of commissions from private placements revenues. Approximately 98% of accounts receivable at December 31, 2022 are due from four customers.

NOTE 9: NET LOSS

The Company has incurred a loss for 2022. The Company's shareholder has represented that it intends to make capital contributions as needed to ensure the Company's survival through at least one year from the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.